Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-135055

BERRY PETROLEUM COMPANY
8.25% Senior Subordinated Notes due 2016
Pricing Term Sheet
October 18, 2006

The following information supplements the preliminary prospectus supplement dated October 6, 2006 to the prospectus dated June 15, 2006.

Issuer:		Berry Petroleum Company
Security Description:		Senior Subordinated Notes
Distribution:		SEC Registered
Face:		$200,000,000
Gross Proceeds:		$200,000,000
Net Proceeds to Issuer (before expenses)		$196,000,000
Coupon:		8.25%
Maturity:		November 1, 2016
Offering Price:		100.000%
Yield to Maturity:		8.25%
Spread to Treasury:		+349bps
Benchmark:		T 4.875% due 8/15/2016
Ratings:		B3/B
Interest Pay Dates:		November 1 and May 1
Beginning:		May 1, 2007
Clawback:		Up to 35% at 108.25%
Until:		November 1, 2009
Optional redemption:		Makewhole call @ T+50bps prior to November 1, 2011, then:
		On or after:	Price:
		November 1, 2011	104.125%
		November 1, 2012	102.750%
		November 1, 2013	101.375%
		November 1, 2014 and thereafter	100.000%

Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		October 18, 2006
Settlement Date:	(T+4)	October 24, 2006
CUSIP:		085789AC9
ISIN:		US085789AC95
Denominations:		2,000x1,000
Bookrunners:		JPMorgan
Citigroup
Wells Fargo Securities
Goldman, Sachs & Co.
Co-Managers:		SOCIETE GENERALE
BNP PARIBAS
Wedbush Morgan Securities Inc.
Comerica Securities
Piper Jaffray
First Albany Capital

As a result of the final determination of the coupon for the 8.25% Senior Subordinated Notes due 2016, set forth below is a revised version of the table under the caption “Ratio of earnings to fixed charges” in the preliminary prospectus supplement dated October 6, 2006 to the prospectus dated June 15, 2006, which has been revised to reflect the pro forma ratio of earnings to fixed charges based on the coupon set forth above:

Pro Forma Ratio of Earnings to Fixed Charges

($ in thousands)	Pro forma year ended December 31, 2005	Pro forma six months ended June 30, 2006
Total earnings	$169,115	$99,440
Fixed charges, as above	6,256	6,923
Adjustments:
Estimated net increase in interest expense from refinancing	5,313	1,188
Total pro forma fixed charges	11,569	8,111

Pro forma ratio of earnings to fixed charges	14.62x	12.26x

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-245-8812.